UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8606

For the fiscal year ended December 31, 2002

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

VERIZON COMMUNICATIONS INC.

1095 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

INDEPENDENT AUDITORS’ REPORT

To the Verizon Employee Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of the Verizon Savings Plan for Management Employees (the “Plan”) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements as of December 31, 2001 were audited by other auditors, whose report dated June 7, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    MITCHELL & TITUS, LLP

New York, New York

June 6, 2003

REPORT OF INDEPENDENT AUDITORS

To the Verizon Employee Benefits Committee:

We have audited the accompanying statement of net assets available for benefits of the Verizon Savings Plan for Management Employees (formerly, Verizon GTE Savings Plan) as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Philadelphia, PA

June 7, 2002

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
ASSETS:
Investments in Master Trusts	$8,555,978	$1,274,774	$551,958	$10,382,710
Employer contribution receivable	2,148	—	—	2,148

Total assets	8,558,126	1,274,774	551,958	10,384,858
LIABILITIES:
Notes payable	—	—	560,287	560,287

Total liabilities	—	—	560,287	560,287

Net assets available for benefits	$8,558,126	$1,274,774	$(8,329)	$9,824,571

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
ASSETS:
Investments in Master Trusts	$10,099,812	$1,545,318	$957,772	$12,602,902
Employer contributions receivable	1,801	—	37,748	39,549

Total assets	10,101,613	1,545,318	995,520	12,642,451
LIABILITIES:
Interest payable	—	—	43,883	43,883
Notes payable	—	—	700,728	700,728

Total liabilities	—	—	744,611	744,611

Net assets available for benefits	$10,101,613	$1,545,318	$250,909	$11,897,840

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
Additions:
Contributions:
Employee	$456,463	$—	$—	$456,463
Employer	81,183	—	125,753	206,936

Total contributions	537,646	—	125,753	663,399

Transfers from other plans, net	13,159	—	—	13,159
Transfer between funds	67,015	95,029	(162,044)	(0)

Total additions	617,820	95,029	(36,291)	676,558

Deductions:
Benefits paid to participants	1,060,934	154,516	—	1,215,450
Net investment loss	1,095,332	210,151	161,837	1,467,320
Interest expense	—	—	61,110	61,110
Adminstrative expenses	5,041	906	—	5,947

Total deductions	2,161,307	365,573	222,947	2,749,827

Net decrease	(1,543,487)	(270,544)	(259,238)	(2,073,269)

Net assets available for benefits:
Beginning of year	10,101,613	1,545,318	250,909	11,897,840

End of year	$8,558,126	$1,274,774	$(8,329)	$9,824,571

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

(1)	Description of the Plan:

The following description of the Verizon Savings Plan for Management Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

On December 31, 2001, Verizon’s Bell Atlantic Savings Plan for Salaried Employees (the “VBASP Plan”) was merged into the Plan. Accordingly, approximately $7.5 billion was transferred into the Plan.

Effective January 1, 2002, the Verizon GTE Savings Plan was renamed the Verizon Savings Plan for Management Employees.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan provides eligible employees, as defined by the Plan Document, of Verizon Communications Inc. (“Verizon”) and its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants direct their contributions to be invested in any of the current investment options. The Verizon Employee Benefits Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Accounts

Each participant’s account is credited with the participant’s contribution/rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund (the “Stock Fund”), with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant, or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Participant Loans

A loan feature is available to participants, which permits borrowing up to 50% of a participant’s vested account balance, subject to certain limitations.

Until December 31, 2001, interest rates on loans were set based on the prime rate in effect on the first business day of the calendar quarter the loan became effective. Effective January 1, 2002, the interest rate for loans will be set based on the prime rate in effect on the last business day of the calendar quarter preceding the loans effective date. Participant loans are withdrawn proportionately from the participants’ investment accounts. When loans are repaid, the principal and interest are reinvested according to the participants’ current investment choices. Until December 31, 2001, short-term loans were from six months to five years; long-term loans for the purchase of a primary residence may exceed five years. Effective January 1, 2002, long-term loans for the purchase of a primary residence cannot exceed 15 years.

Master Trusts

At December 31, 2002 and 2001, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”) and, along with the Verizon Savings and Security Plan for West Region Hourly Employees (the “West Region Plan”) and the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Mid-Atlantic Plan”), owned a percentage of the assets in the Master Trust. This percentage was based on a pro rata share of the Master Trust assets. The Plan owned approximately 74% of the assets in the Master Trust at December 31, 2002 and 2001.

At December 31, 2002 and 2001, the Plan also participated in certain equity funds (the “Equity Funds”) in the Bell Atlantic Master Trust along with the Mid-Atlantic Plan, the West Region Plan, and the Verizon Savings and Security Plan for New York and New England Associates, owned a percentage of the Equity Funds. This percentage was based on a pro rata share of the Equity Funds. The Plan owned approximately 77% and 74% of the Equity Funds at December 31, 2002 and 2001, respectively.

Interest and dividends along with net appreciation/depreciation in fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust and Equity Funds as a percentage of the total participation in such funds and portfolios. Investments are recorded on a trade-date basis.

Trustee

Fidelity Management Trust Company (“Trustee”) has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan’s (the “ESOP”) notes payable. Expenses of administering the Plan, including fees and expenses of the Trustee may be charged to the participants’ accounts pursuant to an account maintenance fee. Certain investment fees are charged against the earnings of the funds and portfolios.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify alter or amend the Plan at any time. Verizon reserves the right to terminate the Plan at any time.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Accounting Policies:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

(3)	Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2002	2001
Net assets:
Verizon common stock	$1,062,780	$2,832,614

Year ended December 31, 2002
Changes in net assets:
Employer contributions	$202,047
Net investment loss	(505,879)
Benefits paid to participants	(262,913)
Interest expense	(61,110)
Other	(99,230)
Diversification Adjustment (Note 4)	(1,042,749)

Net decrease	$(1,769,834)

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(4)	Vesting and Contributions:

A participant shall be fully vested in the employer-matching contributions allocated to their account or ESOP account, and any income thereon upon completing three years of vesting service or upon their death, disability, retirement from Verizon or a Participating Affiliate, attainment of normal retirement age, or involuntary termination.

Through December 31, 2001, the Plan was funded by employee contributions up to a maximum of 16% of compensation and by employer matching contributions in shares of Verizon common stock equivalent in value to 75% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period not withdrawn or distributed during the Plan year.

Effective January 1, 2002, the matching contribution in shares of Verizon common stock was changed to 83 1/3% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2002 Plan year was limited to $11,000. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $40,000 or (2) 25% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $200,000.

Employer matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized funds.

Effective January 1, 2002, participants age fifty and older with one year of service are allowed to move employer matching contributions into other investment options. In Note 3, the “Diversification Adjustment” represents the assets of those participants who became eligible to direct their employer match into other fund options.

For the 2002 Plan year, total company matching contributions of 5.4 million shares of Verizon common stock were made with a market value at date of contribution of $207 million.

(5)	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for the investment management services amounted to $2.7 million for the 2002 Plan year.

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(6)	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated April 29, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7)	Employee Stock Ownership Plan:

An ESOP was established within the Plan. In 1989, the ESOP borrowed $700 million to acquire, at market value, approximately 30 million shares of Verizon common stock, which will be used to meet a substantial portion of the estimated employer matching contributions to the Plan through 2004. Verizon and the Participating Affiliates also make annual cash contributions to the ESOP which, when combined with dividends on the Verizon common stock held by the ESOP, are sufficient to repay the principal and interest on the loan. As the ESOP makes loan payments, a percentage of the Verizon common stock held by the ESOP is allocated to the participants’ accounts in the form of employer matching contributions.

Debt service payments for 2002 totaled $202 million, which was funded with $76 million of dividends accumulated on the Verizon stock held by the ESOP and $126 million of cash contributions.

The VBASP Plan, which merged into the Plan effective December 31, 2001, also contained an ESOP feature. As a result, additional ESOP borrowings consisting of two notes totaling approximately $389 million and 10.6 million total shares of unallocated Verizon common stock transferred into the Plan.

At December 31, 2002, 14.1 million shares of Verizon common stock in the ESOP Shares Fund were held as collateral for the ESOP loans. The borrowings of the ESOP are as follows (in thousands):

	Interest Rate	Maturity Dates	2002	2001
Series B	9.73%	2001 – 2005	$222,163	$311,357
NYNEX ESOP	9.778%	1990 – 2015	289,264	310,007
BA ESOP	4.64 – 7.4%	1990 – 2005	48,860	79,364

Maturities of the outstanding loans are as follows (in thousands):

Maturity Date	Amount
2003	$142,163
2004	156,846
2005	39,328
2006	24,107
2007	24,957
Thereafter	172,886

Total	$560,287

Verizon has guaranteed all principal and interest payments on the ESOP borrowings in the event of default by the Plan.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(8)	Investments in Master Trusts:

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at redemption value, which approximates fair value.

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2002, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment income (loss) is not material to the Plan.

A portion of certain funds in the Master Trust is invested in 43 contracts held with 18 insurance companies and banks. Standard & Poor’s, as of December 31, 2002 and 2001, rated the issuers of these contracts and the contracts’ underlying securities A+ and A or better, respectively. The contracts are included in the Master Trust assets at contract value, approximately $2.1 and $2.0 billion, which approximates fair value, as reported by the insurance companies and banks at December 31, 2002 and 2001, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $1.7 and $1.3 billion at December 31, 2002 and 2001, respectively. The contract value of the synthetic investment contracts was approximately $1.6 and $1.2 billion at December 31, 2002 and 2001, respectively.

The contracts had average yields of 5.77% and 6.62% at December 31, 2002 and 2001, respectively. The crediting interest rate for the contracts had a range from 5.15% to 7.50% and 5.12% to 7.50% at December 31, 2002 and 2001, respectively. The contracts have scheduled maturities from January 2, 2003 to July 5, 2006, at December 31, 2002. No valuation reserve was recorded at December 31, 2002 and 2001 to adjust contract amounts.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2002 and 2001, and investment income (loss) for the year ended December 31, 2002 (in thousands):

	Investments in Master Trust		Net Investment Income (Loss) in Master Trust Year Ended December 31, 2002
	December 31,
	2002	2001	Interest & Dividends	Net appreciation (depreciation)
Verizon common stock	$5,971,643	$8,111,638	$279,505	$(1,463,050)
Investment contracts	2,135,323	2,009,622	—	120,639
Commingled funds	1,483,099	1,241,379	—	(200,190)
Mutual funds	1,623,493	1,356,184	38,466	(318,465)
Money market fund	639,957	1,255,707	10,461	—
Common stock	167,825	141,798	—	—
Loans to participants	403,122	438,295	27,128	—

Total	$12,424,462	$14,554,623	$355,560	$(1,861,066)

The Equity Funds are primarily comprised of common stock with a fair value at December 31, 2002 and 2001 of approximately $1.5 billion and $2.4 billion, respectively. The Equity Funds had dividend and interest earnings of approximately $32 million, and a net investment loss of approximately $551 million for the year.

The Plan’s interest in the carrying value of the Master Trust and Equity Funds and the related investment income (loss) are reported in the investment in Master Trusts in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

By:	/s/ EZRA D. SINGER
Ezra D. Singer (Chairman, Verizon Employee Benefits Committee)

Date: June 23, 2003